[Letterhead of

Fenwick & West LLP]

August 6, 2012

Via EDGAR, Electronic Mail and Overnight Courier

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:                                 Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Re:          Meru Networks, Inc.

Schedule TO-I filed July 26, 2012

SEC File No. 5-85412

Dear Ms. Chalk:

On behalf of our client, Meru Networks, Inc. (“Meru” or the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 31, 2012 (the “Comment Letter”) with respect to the Company’s Schedule TO-I referenced above and filed on July 26, 2012 (the “Schedule TO”).

The Staff’s comments are presented in bold italics below and are followed by the Company’s responses. Capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Offering Memorandum filed as Exhibit (a)(1)(A) to the Schedule TO.

Meru has revised the Schedule TO in response to the Staff’s comments and is filing concurrently with this letter an amendment to the Schedule TO that reflects these revisions. A copy of the Schedule TO marked to show these revisions has been included with the copies of this response letter delivered to you via electronic mail and overnight courier.

Schedule TO-I — Exhibit (a)(1)(A) Offering Memorandum

1.                                  The first sentence of the Offering Memorandum states that Meru Networks “and certain subsidiaries” are offering employees holding Eligible Options the ability to participate in the Offer. Identify the subsidiaries that are participating in this Offer, specify their role in the Offer and their relationship to Meru. In addition, clarify who issued the Eligible Options and who will issue the New Options as to participating employees (Meru or the certain subsidiaries). We may have additional comments after reviewing your response.

In response to the Staff’s comment, the Company has deleted the reference to “certain subsidiaries” from the first sentence of the Offering Memorandum. In addition, the Company respectfully advises the Staff that none of the Company’s subsidiaries have issued options to purchase common stock or will issue options to purchase common stock in connection with the Offer and none are participating in the Offer as an issuer. The Offer is being made by Meru (and not certain subsidiaries) to Eligible Employees of Meru and its Canadian, Indian and U.K. subsidiaries (Meru Networks Canada, Inc., Meru Networks India Private Limited (a subsidiary of Meru Networks International, Inc., a Delaware corporation) and Meru Networks UK Limited, respectively). Each of the foregoing subsidiaries is wholly-owned by Meru or a wholly-owned subsidiary of Meru. Their role in the Offer is as the employer of record for Eligible Employees residing in Canada, India and the U.K. and as such may maintain records for those employees of their participation in the Option Exchange Program for tax reporting purposes, among other purposes, but will not otherwise participate in the Offer or act as an issuer in the Offer. The Company further clarifies that all Eligible Options were issued by and all New Options will be issued by Meru and are options to purchase common stock of Meru.

Summary Term Sheet — Who is eligible to participate?, page 1

2.                                      You state that otherwise eligible employees in a number of listed countries are not able to participate in the Offer because “we have determined that the Offer would not achieve its compensatory purposes in these jurisdictions.” In your response letter, expand to explain what specific compensatory purposes would not be served and why.

The Company respectfully advises the Staff that, as detailed in the Offering Memorandum, the compensatory purpose of the Offer is to retain and motivate employees without significantly increasing the amount of the Company’s compensation expense. As a result of recent declines in the Company’s stock price, a majority of the Company’s outstanding stock option awards are underwater and may no longer fulfill their objectives of retaining and motivating employees. The Option Exchange Program provides Eligible Employees with the opportunity to exchange Eligible Options for New Options with lower exercise prices per share that may provide compensatory income sooner than the Eligible Options they replace. As a result, the Option Exchange Program is designed to restore incentive value to the Company’s stock option awards while reducing the cost to the Company of offering such a program. The Company further advises the Staff that the Option Exchange Program is one element of the Company’s larger efforts to implement incentive programs that retain and motivate employees.

The Company operates in many non-U.S. jurisdictions, and as a matter of course, tailors its compensation policies and programs based on considerations of local law, tax effects on participants and regulatory compliance costs. In each case, the Company must assess the cost-effectiveness of a given program relative to its compensatory benefit to determine whether to implement the program in a particular jurisdiction.

In light of these objectives, the Company excluded employees in the specified jurisdictions from participating in the Offer in reliance on the Commission’s March 21, 2001 Global Exemptive Order Regarding Issuer Exchange Offers Conducted for Compensatory Purposes (the “Exemptive Order”), which provides issuers with an exemption from compliance with Rule 13e-4(f)(8)(i) and (ii) (the “All Holders” and “Best Price” rules, respectively) of the Securities Exchange Act of 1934, provided the issuer exchange offer satisfies the conditions set forth in the Exemptive Order. The Company respectfully advises the Staff that it believes it has satisfied the conditions of the Exemptive Order, including the condition that the Offer be conducted for compensatory purposes. Furthermore, the Company has determined that extending the Offer to the excluded jurisdictions would not serve its compensatory purposes for the reasons set forth in more detail below.

In deciding whether to extend the Offer to employees in non-U.S. jurisdictions, the Company, consistent with its compensation practices generally, considered factors including the tax effects of the Offer on employees and the costs of researching and complying with local laws. Based on advice from external advisors, the Company is excluding employees in jurisdictions where (i) the Offer would likely have adverse tax treatment to participating employees that would prevent it from achieving its compensatory purpose; and (ii) local regulatory or exchange controls would make it impractical or unduly burdensome to include employees residing there on a basis that is consistent with making the Offer reasonably promptly and within the contemplated timeframe.

The Company further advises the Staff that it is excluding employees in jurisdictions where the Company has five or fewer employees who hold a relatively small number of stock options because it believes that it can retain and motivate those employees with other forms of incentive that are more beneficial to them and cost-effective to the Company than participation in the Offer. While the Company is still in the process of evaluating the form of incentive to be provided to employees residing in the excluded countries who would otherwise have been eligible to participate in the Offer, it will most likely provide these employees with equity awards outside the Offer. The Company currently anticipates making awards that are intended to provide the same compensatory benefit sought to be provided through the Offer, except that these employees will not be required to forfeit any of their outstanding options to receive these awards. As such, the Company believes that the excluded employees will be put in at least as good of a position compared to Eligible Employees that participate in the Offer. Consequently, the Company feels that it has met the technical requirement of the Exemptive Order to conduct the Offer in a manner consistent with its compensatory purpose, as well as captured the spirit of what was intended when the Exemptive Order was put into place, namely, to give issuers the flexibility to design and structure their compensatory exchange offers and reduce the burdens and costs that issuers would otherwise have to bear if required to seek individual exemptions from the All Holders and Best Price rules.

Lastly, the Company respectfully refers the Staff to the following examples of issuer exchange offers conducted for compensatory purposes in reliance on the Exemptive Order where relief from the requirements of the All Holders rule was granted to allow for the exclusion of employees residing in foreign jurisdictions: (a) EMC Corporation and VMware, Inc., as described in a no-action letter issued on July 19,2007 (granting relief to allow for the exclusion of option holders in foreign jurisdictions where due to local tax, regulatory or exchange controls, it could have been impractical or unduly burdensome to make the offer available), (b) Microsoft Corporation, as described in a no-action letter issued October 15, 2003 (granting relief to allow for the exclusion of option holders in Belgium, Italy and Pakistan), and (c) Amazon.com, Inc., as described in a no-action letter issued February 26, 2001 (granting relief to allow for the exclusion of option holders in the Netherlands).

How do I participate in the Offer?, page 4

3.                                      We note that you distributed the Offering Memorandum by sending Eligible Employees an email with a link to the offer materials. In your response letter, tell us why this is an appropriate method of dissemination given the nature of the employment of the Eligible Employees and your history of communications with them via email. We may have further comments.

The Company respectfully advises the Staff that it believes that distributing the Offering Memorandum by electronic mail to Eligible Employees is an appropriate method of dissemination that satisfies its obligations under Rule 13e-4(e) because all of the Company’s employees use electronic mail in the ordinary course of performing their duties and are expected to log-on to electronic mail routinely to receive mail and other communications. The Company respectfully informs the Staff that each of the Company’s employees is provided with his or her own computer as well as an email address and that a significant level of interaction in the workplace is accomplished through electronic communication. For example, the Company holds monthly meetings that all employees may attend by video conference and notifies employees of these meetings solely by electronic mail. Employees are expected to log-on through the Company’s electronic mail system to attend the meeting remotely. In addition, employees receive, manage and take action with respect to their Company stock options solely through electronic means on a web site managed by Merrill Lynch, and the Company communicates with employees about their stock options predominantly by electronic mail. Furthermore, the Company communicates with employees about other compensation and benefits, including payroll matters, participation in the Company’s employee stock purchase plan and the Company’s employee benefit programs by electronic mail. In nearly all circumstances, electronic methods are the predominant if not exclusive means for employees to access, manage or otherwise take action with respect to these programs. Accordingly, employees of the Company are accustomed to managing not only their stock options through the internet but also all of their other employee benefits, and their experience with respect to compensation and benefits matters generally is largely electronic. The Company believes that email dissemination results in the delivery to eligible participants of substantially equivalent information as these recipients would have received if the information were delivered to them in paper form and is otherwise consistent with the Commission’s views on electronic delivery of documents, as supported by interpretive guidance issued by the Staff in Exchange Act Release No. 37182, “Use of Electronic Media,” (May 9, 1996), in which the Staff addressed the acceptability of using company electronic communication systems to communicate with employees.

As requested, in connection with responding to the Comment Letter, the Company acknowledges that:

•                                          it is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning this response to the Comment Letter or additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7130 or Shulamite Shen White at (415) 875-2375.

Very truly yours,

FENWICK & WEST LLP

/s/ David A. Bell
David A. Bell

cc:	Shulamite Shen White, Fenwick & West LLP
Richard Mosher, General Counsel, Meru Networks, Inc.